

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 19, 2011

<u>Via Email</u>
James Roszel
Chairman
Oldwebsites.com, Inc.
4804 Skycrest Park Cove
Salt Lake City, UT 84108

      Re: **Oldwebsites.com, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed July 15, 2011
             File No. 000-52546

Dear Mr. Roszel:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jan Woo

                                    Jan Woo
                                    Attorney-Advisor

cc: <u>Via Email</u>
       Steven L. Taylor